Confidential Treatment Requested by ModusLink Global Solutions, Inc.

Page ModusLink 2009-001

ModusLink Global Solutions, Inc.

1100 Winter Street, Suite 4600

Waltham, Massachusetts 02451

May 15, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Re:	ModusLink Global Solutions, Inc.

Form 10-K for fiscal year ended July 31, 2008

Filed October 14, 2008

Form 10-Q for the Quarters Ended October 31, 2008 and

January 31, 2009

Filed December 10, 2008 and March 12, 2009

Definitive Proxy Statement on Schedule 14A

Filed November 6, 2008

File No. 000-23262

Ladies and Gentlemen:

On behalf of ModusLink Global Solutions, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission, as set forth in your letter dated April 14, 2009 to Mr. Joseph C. Lawler, the Company’s Chairman, President and Chief Executive Officer. The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. References to page numbers in the responses refer to the page numbers in the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2008, the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ending October 31, 2008 and January 31, 2009, and the Company’s Definitive Proxy Statement on Schedule 14A, respectively.

The Company acknowledges that it will comply, as applicable, with the Staff’s comments to the Company’s (i) Form 10-K for fiscal year ended July 31, 2008 filed October 14, 2008, (ii) Form 10-Q for the quarters ended October 31, 2008 and January 31, 2009 filed December 10, 2008 and March 12, 2009 and (iii) Definitive Proxy Statement on Schedule 14A filed November 6, 2008 in future filings.

The Company acknowledges that the adequacy and accuracy of the disclosure in the filings listed above is the responsibility of the Company. The Company also acknowledges that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings. Finally, the Company acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended July 31, 2008

Item 1. Business, page 3

Comment 1. Please enhance your disclosure to clearly explain the source and amount of your revenues as distinguished between the products you sell and the services you provide.

Response: Substantially all of the Company’s revenue is derived from the sale of services performed for our clients. These services include solutions, which

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may involve helping our clients manage the procurement of their raw component inventory, as well as the storage, marketing, and distribution of their proprietary products for sale by them to their own customers. The Company does not design, develop, or produce these products, nor do we market or sell them on our own behalf.

Although substantially all of the Company’s revenue comes from the sale of services, the Company began to sell standalone products consisting of entitlement management software and remanufactured televisions and television components when we completed the acquisitions of OCS and PTS late in our fiscal year ended July 31, 2008. Revenues from the sale of these products in the fiscal year ended July 31, 2008 were well below the 10% threshold for separate presentation as stipulated by Rule 5-03(b) of Regulation S-X.

Please also see the response to Comment No. 12 for a further discussion of the Company’s sources of revenue.

The Company proposes to add the following language to its Products and Services section of “Item 1. Business” in future Annual Reports on Form 10-K as follows:

“ModusLink’s revenues primarily come from the sale of supply chain management services performed for our clients. These services include solutions, which may involve the procurement of clients’ raw component inventory, as well as the storage, marketing and distribution of their proprietary products for sale by our clients to their own customers.”

In addition, in order to clarify the sources of the Company’s revenues, the Company proposes to remove references to “products” in the Business section.

Comment 2. We note that you mention in your disclosure of Employees on page 6, the “seasonality of your business” and in the risk factor on page 8 concerning the risk that your contracts do not contain minimum purchase requirements, you mention “seasonal buying by end-users.” Please revise your business discussion to address the seasonality of your business.

Response: The Company proposes to add the following disclosure in “Item 1. Business” in future Annual Reports on Form 10-K as follows:

“Seasonality

The products which we handle for our clients are subject to seasonal consumer buying patterns. As a result our business is seasonal, with significantly higher revenues and operating income realized during our second fiscal quarter, which includes the holiday selling season.”

Comment 3. We note your risk factor “We are subject to risks of operating internationally” on page 9. We further note that international revenue accounted for approximately 68% of your total revenue. Please revise your business disclosure to reflect the fact that the majority of your revenues are generated internationally and ensure that you have provided the disclosure required pursuant to item 101(d) of Regulation S-K.

Response: The Company proposes to revise the indicated disclosure in “Item 1. Business” in future Annual Reports on Form 10-K as follows:

“We currently conduct business in the Netherlands, Hungary, France, Ireland, Czech Republic, Singapore, Taiwan, China, Malaysia, Japan, Australia and Mexico in addition to our United States operations. In fiscal 2008, approximately 68% of the Company’s revenues were generated internationally. Certain segment information, including revenue, profit and asset information, is set forth in Note 8 of the accompanying notes to consolidated financial statements included in Item 8 below and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Item 7 below, and is incorporated herein by reference.

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There are risks inherent in conducting international operations, including the complexity of complying with multiple U.S. and foreign laws and labor practices in foreign countries.

A substantial portion of our international business is conducted in China, where we face (i) the challenge of navigating a complex set of licensing and tax requirements and restrictions affecting the conduct of business in China by foreign companies, (ii) limitations on the repatriation of cash, (iii) currency fluctuation, and (iv) evolving tax laws.

Our international operations increase our exposure to international laws and regulations, which are often complex and subject to variation and unexpected changes, and with which we must comply.”

In addition, the Company will add disclosure to the applicable Note to the Consolidated Financial Statements regarding Segment Information to include information with respect to revenues from external clients attributable to China and long-lived assets located in China, and will disclose the basis for attributing revenues from external clients to China.

Risk Factors page 6

Venture capital investing is risky and highly speculative page 13

Comment 4. Please revise your risk factor to explain the magnitude of your financial exposure to these speculative investments.

Response: The Company proposes to add the following disclosure to the indicated risk factor in future filings:

“Investments made by @Ventures are (i) carried at the lesser of their historic cost basis or net realizable value or (ii) accounted for under the equity method of accounting. At July 31, 2008, these investments had a carrying value of $34.6 million. At this time, we do not have any commitments to make any further investments.”

Management’s Discussion and Analysis of Financial Condition and results of Operations page 17

Comment 5. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note that your net income over the last three years has varied significantly. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: The Company believes that its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) as of July 31, 2008 discusses known material trends and uncertainties that will have, or are likely to have, a material impact on revenues or income, in accordance with Item 303 of Regulation S-K and SEC Release No. 33-8350.

In November 2008, subsequent to the filing of the Company’s Form 10-K for the period ended July 31, 2008, the Company began to experience an impact from the global economic decline on the Company’s business and accordingly began to develop plans and take actions to minimize the negative

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impact the global economic decline would have on the Company’s results of operations. The Company included a paragraph within the Overview section of its MD&A on page 16 of its Form 10-Q for the period ended October 31, 2008 in which the Company states that “In December 2008, the Company announced that it was taking certain cost cutting actions as a result of the general economic decline. These actions include the elimination of approximately 450 to 500 jobs, and may include the closing of certain facilities.” Further, on page 16 of its Form 10-Q for the period ended October 31, 2008, the Company also discussed that the performance of the business could adversely be affected by declines in the overall performance of the technology sector and a continued economic decline affecting the world economy.

The Company also included a paragraph on page 17 of its Form 10-Q for the period ended January 31, 2009, in which the Company states that it has continued to see a weakening in the business environment and global economy and that management believes that the declines in revenue in the second quarter of fiscal year 2009 compared with the second quarter of fiscal year 2008, are due in a large part to the recent but ongoing global economic crisis. Further, on page 17 of its Form 10-Q for the period ended January 31, 2009, the Company also included a paragraph to discuss the markets in which its revenue is derived and the impact of the global economic decline on those markets and what the resulting impact may be on its business.

The Company has consistently reviewed and considered the appropriateness of its MD&A and risk factor disclosures in light of trends and issues known at the time of our historical filings. As noted above, the Company continued to update MD&A discussion in each of its two quarterly reports on Form 10-Q subsequent to the filing of the Form 10-K for the fiscal year ended July 31, 2008, to reflect its new expectation of potential future trends and/or uncertainties including specific disclosures related to the recent economic crisis and its effects. The Company will continue to monitor and enhance the discussion accordingly in future filings as material trends and uncertainties evolve.

In future filings the Company will incorporate some of the risk factor information into the Overview section of MD&A to provide supplemental information on how management views the business. The Company will also enhance its MD&A in future filings to discuss the impact that these trends may have on the Company’s liquidity. Subsequent to the filing of the Company’s Form 10-K, the Company’s cash balance decreased due to normal operations of the Company’s business. The Company’s cash balance has increased from the quarterly period ended October 31, 2008 to the quarterly period ended January 31, 2009 by approximately $14.5 million, due to cost reduction efforts and a focus on preserving cash.

The Company acknowledges that net income has varied during the last three years and that this was primarily due to the variability in “other gains, net” due to the timing of transactions involving the @Ventures portfolio of companies. The Company’s core business operations have seen variability in the last three years due to a combination of factors including a goodwill impairment charge, variability in restructuring charges and amortization expense, as well as fluctuations in revenues due to the loss of customers offset by the acquisition of other businesses. The liquidity events related to our @Ventures portfolio of companies are difficult to predict and as such there is uncertainty as to when or if these events may occur, as we state in our risk factors on page 13 of Form 10-K for the year ended July 31, 2008. The timing of restructuring events, impairments, acquisitions and losses of customers are also difficult to predict and also have uncertainty as to when or if they may occur. However, in future filings, the Company will expand the disclosure to disclose these facts in MD&A and any other events or circumstances which may have caused revenue or income to vary comparatively.

Comment 6. Discuss your material commitments for capital expenditures, if any, and the source of funds needed to fulfill such commitments. See Item 303(a)(2)(i) of Regulation S-K.

Response: The Company is primarily a service company with limited capital expenditure requirements. However, after consideration of the Commission’s comments, the Company proposes including additional discussion in future filings similar to the following regarding the Company’s material commitments for capital expenditures and the source of funds needed to fulfill such commitments:

“Due to the nature of the Company’s operations, the Company has limited capital expenditure requirements. As of July 31, 2008, the Company has committed to spend approximately $2.4 million related to capital projects for the Company’s operations. The Company uses available cash or funds generated from operations to fulfill these commitments.”

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Comment 7. We note in your discussion on improving operational efficiencies you mention the use of your “lean sigma continuous improvement program.” Please revise to explain in greater detail this program.

Response: The Company proposes to revise the indicated discussion as follows:

“The lean sigma continuous improvement program is aimed at reducing our overall costs, increase efficiencies and improve capacity utilization. The program consists of standardized training for the Company’s employees in the lean sigma fundamentals (which include six sigma and “lean” methodology approaches) including standard tools to support the identification and elimination of waste and variability and applying these methods to operational and administrative tasks. As noted, the training enables employees to identify and implement projects to improve efficiency, productivity and eliminate waste through ongoing improvement efforts.”

Comment 8. We note a significant valuation allowance has been recorded with respect to certain gross deferred tax assets of U.S. and certain foreign subsidiaries. We assume such assessment is based upon your consideration that the negative outweighs the positive evidence relating to such deferred tax assets most notably the inability to generate taxable income to utilize significant NOL carryforward. Likewise, we noted no impairment of goodwill related to the Americas as well as Asia operating segments and intangible assets as of July 31, 2008. Given the significant decrease in operating income for the year and your conclusion regarding the establishment of a valuation allowance, please reconcile the projections used to assess utilization of deferred tax assets versus those utilized to determine future cash flows we assumed you used in your determination of fair value of Asia and Americas operating segments. Please be detailed in your analysis as we may have further substantive comment.

Response: The Company believes that its positions that (i) there should be a full valuation allowance on deferred tax assets at July 31, 2008 and (ii) that the goodwill associated with its Americas and Asia operating segments were not impaired at July 31, 2008 are fully supported by the application of SFAS 109, Accounting for Income Taxes and SFAS 142, Goodwill and Other Intangible Assets, respectively, and that the required application of these Financial Accounting Standards results in each of these conclusions.

While there was a significant decrease in operating income in fiscal 2008 compared with fiscal 2007, it should be noted that the fiscal 2008 operating results reflected a $14 million goodwill impairment charge related to the Company’s Europe Reporting Segment. This non-cash goodwill impairment charge comprised 97% of the decrease in operating income in fiscal 2008 and therefore the change in operating income results year over year was not a significant factor in the SFAS 142 analysis at year end.

SFAS 109 Analysis

The valuation allowance of $775 million relates primarily to U.S. net operating loss carry-forwards (NOLs) which were generated in prior periods, most notably in calendar 2003. Additionally, it is important to note that the Company had established a full valuation allowance for these NOLs and capital loss carry-forwards in 2003 and has maintained that allowance through the current date.

SFAS 109 requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This analysis must be performed separately for each tax jurisdiction for which the company has gross deferred tax assets. The Company concluded after considering all the available evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, that it was more likely than not at July 31, 2008 that the deferred tax assets in the U.S. would not be realized. While a similar conclusion was reached for two countries in Europe, the following discussion focuses on the U.S. because it is the most significant component of the deferred tax assets at July 31, 2008.

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The primary positive evidence considered by the Company for purposes of the SFAS 109 analysis consisted of both historical and prospective information. From a historical perspective, the Company’s U.S. operations had a three year cumulative pre-tax income of $* (excluding capital gains of approximately $* which were offset against prior capital losses and cannot be predicted for future periods with any certainty) at July 31, 2008. From a prospective viewpoint, the Company considered a projected increase in the Company’s sales pipeline, which it expected would increase sales revenue and translate into an increase in operating income.

The primary negative evidence consisted of further analysis of the U.S. operating results. While the Company had realized three year cumulative pre-tax income of $*, this amount resulted from cumulative pre-tax U.S. losses in each of those three years which had been more than offset by repatriated earnings received from foreign subsidiaries of $*. The $* of three-year income included $* in FY06, $* in FY07 and $* in FY08. In addition to the decrease in pre-tax income from FY07 to FY08, the Company also noted that each year had some quarters with income and some quarters with losses, including losses in both Q3 and Q4 FY08, even after the inclusion of foreign earnings for countries from which the Company routinely repatriates cash. Also, these repatriated earnings related primarily from the Company’s operations in China. China has recently changed its taxing regime and instituted increased tax rates escalating over the next several years. In addition, various local taxing authorities in China have continually revised taxing policies over repatriated funds. In light of the U.S. operation’s history of losses before application of the repatriated funds and the uncertainty related to the Company’s ability to continue to repatriate funds consistent with its past practice, the Company concluded that the negative evidence was more objective and verifiable and that it outweighed the positive evidence. Notably, the Company considered that it would need to demonstrate a sustainable trend of stable profitability in order to provide more objective positive evidence that would enable it to place greater reliance on future projections. As of July 31, 2008, the Company had not achieved such a trend. Therefore, the Company maintained a full valuation allowance against the deferred tax assets.

SFAS 142 Analysis

In accordance with SFAS 142 it is the Company’s practice to test the carrying value of its goodwill for impairment annually in the fourth quarter or whenever events occur or circumstances change between annual tests indicating potential impairment. The fair value of each of our reporting units at July 31, 2008 was determined by weighting a combination of the present value of our discounted anticipated future operating cash flows and values based on market multiples implied by the purchase price paid for comparable companies. Our reporting units that were tested for impairment were Americas, Europe and Asia.

In particular, our testing and analysis took the following form. We utilized a third party valuation firm to assist us in our analysis. We considered an Income Approach, which values the reporting units based on a discounted cash flow method and a Market Approach, which values the reporting units on two bases – the value of comparable companies (“Guideline Company Method”) and the valuation multiples ascribed by the acquisitions of comparable companies (“Comparable Transaction Method”). The Company ascribed weights of 67.0%, 0.0% and 33.0%, respectively, to the Income Approach, Guideline Company Method and Comparable Transaction Method. While the Guideline Company Method was considered, no weight was assigned to this method in the valuation analysis as the Company concluded that it could not identify guideline companies that were sufficiently similar with respect to industry, financial risk, company size, geographic diversification and profitability. The relative weighting of the Income Approach and the Comparable Transaction Approach was determined after considering the bases of each methodology and concluding that a market participant would more heavily weight the Income Approach as its analysis was more particular to the Company. It is notable, however, that under both valuation methods utilized, regardless of relative weighting, no impairment to goodwill related to the Americas Reporting Unit or the Asia Reporting Unit was deemed necessary.

*	Denotes information removed from public filing. Complete information has been separately filed with the Commission in paper form, pursuant to a Request for Confidential Treatment under Commission Rule 83.

Confidential Treatment Requested by ModusLink Global Solutions, Inc.

Page ModusLink 2009-007

Under the Income Approach, the Americas Reporting Unit was valued at $*, compared with book value at July 31, 2008 of $78.0 million. The Company’s cash flow projections for the Americas Reporting Unit assumed growth in revenue of *% for fiscal 2009, and *% thereafter. The fiscal 2009 growth rate was consistent with the Company’s internal budget and was based on an increased sales pipeline which had produced significant new client engagement revenue in the latter half of fiscal 2008, and reflected a strong belief that the Americas would be a source of increased growth in the near term for the Company. For example, the Company’s new business revenue had been budgeted to increase from $* in fiscal 2008 to $* in fiscal 2009, and by August 2008 the Company projected new business in the Americas would reach $* based on a probability weighted exercise regularly prepared by the Company’s sales organization. As of the end of August 2008, approximately $*, or *% of the budgeted amount and *% of the projected amount, of this projected new business had been “closed” or “won” based on business for which a letter of intent or other written agreement had been signed with a client. The *% longer term growth rate was arrived at based in part on industry data which projected that the market for Business Process Outsourcing would grow at a 10.0% CAGR. The Americas projections also assumed an improvement in gross margins as a result of the expiration of certain lower margin client engagements and the addition of new engagements at higher margins, all consistent with the Company’s stated and internal goals.

The Asia Reporting Unit was valued at $* using the Income Approach, compared with book value at July 31, 2008 of $226.4 million. The Company’s cash flow projections for the Asia Reporting Unit assumed growth in revenue of *% for fiscal 2009, and *% thereafter. The fiscal 2009 growth rate was consistent with the Company’s internal budget. The *% growth rate was in line with the industry data cited above. The Asia projections also assumed a slight decrease in gross margin, initially, as that region has had historically higher margins but, as stated on page 20 of the Company’s 10-K, the Company expected those gross margins to reduce and normalize over time.

The Discounted Cash Flow analysis for the Americas Reporting Unit and the Asia Reporting Unit included a perpetual growth rate of *% and a weighted average cost of capital of *% in the Americas and *% in Asia. The Company performed sensitivity analysis to validate the valuation conclusions.

As was reported in the Company’s Annual Report on Form 10-K for the year ended July 31, 2008, as a result of the annual testing, it was determined that the fair value of the Company’s Europe Reporting Unit was less than its carrying amount. A Step 2 analysis was conducted and the Company recorded a goodwill impairment charge of $14.0 million.

Finally, the Company further evaluated the reasonableness of its valuation conclusions by reconciling the sum of the calculated fair values of its reporting units to its market capitalization of $604.1 million at July 31, 2008, which indicated a *% premium of the calculated fair value over the market capitalization. The Company attributes this difference to a control premium and determined it was reasonable based on the premium on transactions that were detailed for the Computer Software, Supplies & Services Industry from the Mergerstat 2008 report.

*	Denotes information removed from public filing. Complete information has been separately filed with the Commission in paper form, pursuant to a Request for Confidential Treatment under Commission Rule 83.

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Reconciliation of SFAS 109 and SFAS 142 Analyses

While the analyses of the SFAS 109 conclusion and the SFAS 142 conclusion are set forth above, there are important distinctions between these two analyses which the Company considered as part of the reconciliation of the conclusions discussed above.

First, the U.S. operations considered for the SFAS 109 analysis is not the same subset of cash flows as the Americas Reporting Unit which was the subject of the goodwill impairment testing. For SFAS 109 purposes, the U.S. tax jurisdiction includes the results of operations from the U.S. operating business as well as administration costs of ModusLink Global Solutions and its subsidiaries, and therefore these operations are burdened by and reflect the substantial administrative costs of the parent corporation (which include all typical public company costs). For SFAS 142 purposes, the Americas Reporting Unit consists only of the North American operations (located in the United States and in Mexico) of ModusLink Corporation, one of the Company’s subsidiaries. Therefore, there was an expectation by the Company that the two sets of analyses could yield different outcomes, as they were being conducted on different subjects. The table below reconciles the data that underlies the SFAS 109 and SFAS 142 analyses and shows the differences between the Company’s pre-tax income used in the SFAS 109 analysis and the Americas Reporting Unit operating results and projections, which is a subset of the former and the subject of the SFAS 142 analysis.

	Historical						Projected
(In Millions USD)	FY06		FY07		FY08		FY09		FY10
AMERICAS
Revenues		$479.1		$395.1		$333.7	$	*	$	*
Gross Profit		48.5		41.3		27.9		*		*
Less: Operating Expenses		(29.3)		(26.6)		(23.6)		*		*
Restructuring		(1.2)		(3.2)		(5.5)		*		*
Add: Synergies		—		—		—		*		*

Americas reporting unit operating income		$18.0		$11.5		$(1.2)	$	*	$	*
Reconciling items to ModusLink Global Solutions, Inc. U.S. pre-tax loss:
Corporate costs included for tax purposes		*		*		*
Discontinued operations		(13.7)		0.3		(4.2)
@Ventures, net (excluding capital gains)		*		*		*
Interest income & expense, net		*		*		*
Mexico, excluded from U.S. taxable income		*		*		*
Other reporting units included in U.S. taxable income		*		*		*
Other income (expense), net		*		*		*

U.S. pre-tax loss		*		*		*
Repatriation of foreign earnings		*		*		*

ModusLink Global Solutions, Inc. U.S. pre-tax earnings after foreign earnings	$	*	$	*	$	*

*	Denotes information removed from public filing. Complete information has been separately filed with the Commission in paper form pursuant to a Request for Confidential Treatment under Commission Rule 83.

The reconciling items above include (i) corporate costs included for tax purposes which represents corporate costs that are allocated to Asia and Europe for segment reporting purposes but not for tax purposes, as well as parent company costs included in the Other category for segment reporting purposes; (ii) discontinued operations results and adjustments which are excluded from the Company’s reportable

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segments but are included in U.S. pre-tax income; (iii) @Ventures, net (excluding capital gains) which represents net costs from venture capital investments which are excluded from the Company’s reportable segments but which are included in U.S. pre-tax income; (iv) interest income & expense, net which are non-operating in nature and are included in “Other income (expenses)”, and which therefore are not included in operating income for segment reporting purposes but are included in U.S. pre-tax income; (v) Mexico excluded from U.S. taxable income represents income attributable to the Company’s operations in Mexico, which is excluded from U.S. pre-tax income but included in the Americas reporting unit; (vi) Other reporting units included in U.S. taxable income represents U.S. income related to the Company’s OCS and PTS reporting units which are not included in the Americas reporting unit and (vii) Other income (expense), net which represents non-operating income (expense) items other than the interest income and expense noted above, and which is not included in the operating income of the Americas reporting unit but is included in U.S. pre-tax income.

Second, while the Company’s application of SFAS 109 relied more on backward looking results, given the Company’s heavier weighting of objective historical evidence in reaching its “more likely than not” conclusion, the Company’s SFAS 142 analysis was forward looking, as it was based in part on the Income Approach valuation method utilizing the projections and assumptions referenced above, with corroboration to the Company’s market capitalization on the valuation date, in order to comply with the fair value objective of SFAS 142.

Third, the goodwill testing under SFAS 142 contemplated the application and usage of control premiums, which would not be considered as part of the analysis under SFAS 109.

Fourth, under SFAS 142 the Company’s valuation analysis is permitted to take into account and reflect the potential operating synergies that an independent buyer could realize in the event of an acquisition of the operation being valued.

For the reasons set forth above, the Company believes that its conclusions at July 31, 2008 related to the valuation of deferred tax assets and the valuation of goodwill are fully supported by the application of SFAS 109 and SFAS 142, respectively, and that the required application of these Financial Accounting Standards results in each of these conclusions.

Consolidated Balance Sheets, page 39

Comment 9. Please revise the amount of issued and outstanding shares of common stock to reflect the amount of shares held in treasury stock depending upon whether you are using the par value method or the cost method. In this regard, since there is a choice in methods, please disclose the method by which you account for treasury shares. Additionally, please reconcile for us the number of shares issued and outstanding shares as of July 31, 2008 and 2007 with amount stated in the consolidated statement of stockholders’ equity. Please explain the reason(s) for the differences or revise.

Response: To arrive at the number of common shares disclosed as issued and outstanding on the Company’s consolidated balance sheets as of July 31, 2007 and 2008, the Company deducted unvested restricted shares from the number of common shares stated in the consolidated statement of stockholders’ equity as of those respective dates, as shown in the table below.

	July 31,
	2008	2007
Shares outstanding, Statement of Stockholders’ Equity	49,061,660	48,891,343
Unvested restricted shares	(375,876)	(316,847)

Shares issued and outstanding, Balance Sheet	48,685,784	48,574,496

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However, upon further review, we have determined that since these unvested shares were legally “issued and outstanding” at those points in time, they should have been included in the amounts shown as issued and outstanding. In future filings we will include unvested restricted shares in the amount of common shares stated as issued and outstanding on the balance sheet for all periods presented. Please note that there was no impact on the number of shares used in computing earnings per share for the fiscal years ended July 31, 2008, 2007 and 2006.

Please note that in our quarterly report on Form 10-Q for the period ended October 31, 2008, the Company revised its disclosure of the number of common shares issued and outstanding to reflect the number of issued shares which were held in treasury as of July 31, 2008. Our quarterly report on Form 10-Q for the period ended January 31, 2009 also included this revised disclosure, and we will continue to include this revised disclosures in all future filings. Please note that the Company uses the cost method of accounting for treasury stock, as disclosed in our consolidated balance sheet on page 39 of Form 10-K for the fiscal year ended July 31, 2008.

Consolidated Statements of Cash Flows page 42

Comment 10. Please tell us how you concluded that the proceeds from affiliate distributions represent a return of investment as opposed to a return on investments as discussed in paragraph 22b. of SFAS 95. We assume that cash distributions from affiliates, to the extent they are less than the cumulative equity pick-up, are netted against the equity pick-up adjustment of operating cash flows please confirm or advise otherwise. In this regard, please explain to us whether and how you track cumulative distributions relative to cumulative equity pick-up on investees.

Response: “Affiliates” represent primarily portfolio companies in which the Company has a minority ownership position through our venture capital investments. The “proceeds from affiliate distributions” as presented in our statement of cash flows do not represent dividends from these affiliates or any other type of return on investment. Rather, these proceeds represent cash received upon the sale to third parties of the Company’s equity investment in the affiliates, as discussed in the Liquidity and Capital Resources section of the MD&A (see page 29 of the Form 10-K). Therefore, we believe that these cash flows are properly included in investing activities in accordance with paragraph 16b of SFAS 95.

To communicate the nature of these cash flows more clearly, the Company will prospectively change the description in the statement of cash flows to “Proceeds from sale of equity investments in affiliates.”

Notes to Consolidated Financial Statements

General

Comment 11. It appears other long-term liabilities represent a significant portion of total liabilities. Please consider adding a table which shows the components that makeup this balance at each year end. Refer to Rule 5-02.24 of Regulation S-X.

Response: The Company analyzes the components that makeup the balance of other long-term liabilities at each fiscal year end. No individual item included in total liabilities as of July 31, 2008 exceeded 5% of total liabilities, and therefore, no separate presentation or disclosure in accordance with Rule 5-02.24 of Regulation S-X was required. The Company will continue to monitor the individual components that makeup this balance at each year end and will state separately in the balance sheet or in a note thereto, any individual item that is in excess of 5% of total liabilities. The Company has included a table below for additional information on the components that makeup the balance at July 31, 2008.

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Other long-term liabilities consist of the following:

July 31, 2008
(in thousands)
Pension costs	$2,431
Deferred tax liability	4,102
Unrecognized tax benefits liability	6,207
Stadium liability	7,295
Other	1,613

$21,648

Revenue Recognition page 43

Comment 12. Please separately state net revenues from product sales and services on the face of the consolidated statements of operations. Please also separately state cost of revenue applicable to product sales and services. Refer to Rule 5-03(b) of Regulation S-X. In this regard, please explain to us the nature of your products versus services in a more understandable fashion than what is presented in your business description. If you do not believe such disclosure would benefit a user please explain your rationale to us in detail with a view toward revising your description of business to better clarify whether you are providing a product or service or combination to your customers. Otherwise, please show us what your revised disclosure would look like for each year presented.

Response: In the Company’s fiscal year ended July 31, 2008, substantially all of the Company’s revenue was derived from the sale of services performed for our clients. These services consist primarily of integrated supply chain management solutions, which typically involve helping our clients manage the procurement of their raw component inventory, as well as the storage, marketing, and distribution of their proprietary products for sale by them to their own customers. The Company does not design, develop, or produce these products, nor do we market or sell them on our own behalf.

Integral to the provision of these services, the Company typically incurs sufficient risk during the process of procuring inventory components on behalf of our clients such that these materials are included in inventory and included in revenue and cost of revenue at gross amounts in the Company’s consolidated financial statements in accordance with the provisions of EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. However since the Company does not design, develop, market or sell these materials on its own behalf, the Company does not believe that the transfer of title to these materials to its clients during the course of providing these services constitutes the sale of a product. Accordingly, the Company does not believe it would be meaningful to characterize the revenue the Company recognizes on a gross basis related to these materials as product revenue in the presentation of the Company’s consolidated statement of operations.

Although substantially all of the Company’s revenue comes from the sale of services, the Company began to sell standalone products consisting of entitlement management software and remanufactured televisions and television components when it completed the acquisitions of OCS and PTS late in its fiscal year ended July 31, 2008. Revenues from the sale of these products in the fiscal year ended July 31, 2008 were well below the 10% threshold for separate presentation as stipulated by Rule 5-03(b) of Regulation S-X.

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Page ModusLink 2009-0012

To more accurately communicate the nature of the sources of our revenues, we will prospectively change the opening paragraphs under Revenue Recognition in Note 2 (on page 43 of the 10-K) and under Revenue Recognition in our Critical Accounting Policies disclosures (on page 31 of the 10-K) such that they state the following:

“The Company’s revenue primarily comes from the sale of supply chain management services to our clients. Amounts billed to clients under these arrangements include revenues attributable to the services performed as well as for materials procured on our clients’ behalf as part of our service to them. Other sources of revenue include the sale of products and other services. Revenue is recognized for services when the services are performed and for product sales when the products are shipped assuming all other applicable revenue recognition criteria are met.”

As noted in our response to Comment 1, the Company will also revise its disclosures in the Business section to further clarify that the Company’s revenues are derived primarily from the sale of services.

Comment 13. Please clarify when title passes to your customers related to product sales and disclose whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements.

Response: Substantially all of the Company’s sales agreements stipulate that title passes to the customer FOB shipping point. We will prospectively revise the second paragraph under Revenue Recognition in Note 2 to the consolidated financials statements (on page 44 of the 10-K) such that it states the following:

“The Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of loss have passed or services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin No. 104 (“SAB No. 104”). The Company’s standard sales terms are FOB shipping point, which means that risk of loss passes to the customer when it is shipped from the ModusLink location.”

Comment 14. Please tell us whether you have and how you account for sales returns and allowances. Please tell us the amounts of your provisions and reserves for sales returns and allowances for each year presented. If material, please disclose the information prescribed by Rule 12-09 of Regulation S-X in Schedule II Valuation and Qualifying Accounts or in the notes to the financial statements. See Rule 5-04 of Regulation S-X.

Response: The Company’s provision for sales returns for the fiscal year ending July 31, 2008 was $253,000, and the reserve for sales returns on the Company’s consolidated balance sheet at that date was $220,000. All of these returns pertained to our subsidiary ModusLink PTS (“PTS”), which the Company acquired on May 2, 2008. Since the amounts were not material, the Company included them within the schedule for the Allowance for Doubtful Accounts in Note 22 on page 71 of the 10-K. The Company did not have sales returns in the fiscal years ending July 31, 2007 and 2006, as substantially all revenue in those years related to services.

PTS typically grants its customers a right of return extending no more than 60 days from the date of shipment. Sales returns are accounted for in accordance with Statement of Financial Accounting Standards No. 48, Revenue Recognition When Right of Return Exists, based upon estimates of future returns. At the end of each reporting period, the Company assesses the adequacy and reasonableness of the reserve for future sales returns by evaluating historical experience relating to returns, and by taking into consideration recent trends, seasonality, and any factors that may cause future returns to deviate from historical experience.

The Company will evaluate the materiality of the amounts of the provision and the reserve for sales returns for the fiscal year ending July 31, 2009 to determine whether separate disclosure will be required in our Form 10-K for that period in accordance with rules 5-04 and 12-09 of Regulation S-X.

Note 8. Segments page 52

Comment 15. We assume “Non-GAAP operating income” is the measure used by management for purposes of making decisions about allocating resources to the segments and assessing segment

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Page ModusLink 2009-0013

performance. If so, please revise your disclosure to state this fact and revise the title of the measure to adequately reflect what the measure truly represents. In other words, if the measure is presented in accordance with SFAS 131, it should not be titled Non-GAAP. If you believe this measure is a Non-GAAP financial measure irrespective of SFAS 131, please tell us your basis Refer to Item 10(e)(I)(ii)(C) of Regulation S-K and Question 18 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” which is available on our website at sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Response: The Company confirms that “Non-GAAP operating income” is the measure used by management for purposes of making decisions about allocating resources and is presented in accordance with SFAS 131. In future filings the Company will revise its SFAS No. 131 footnote disclosure to state this fact and will revise the title of the measure to read “Adjusted Operating Income/Loss.”

The Company also uses the “Non-GAAP operating income” measure in earnings press releases and in presentations to investors. The Company will continue to refer to the measure as “Non-GAAP operating income” in these documents and provide the reconciliation to GAAP operating income as required by Regulation G.

Comment 16. Please tell us how you concluded that your venture capital business does not represent a separate operating segment as defined in paragraphs 10 - 15 of SFAS 131 and therefore should be presented as a separate reportable, segment in accordance with paragraph 16 of SFAS 131. Please explain to us how such business is evaluated by top management. Refer to Question 2 of the FASB Staff Implementation Guide on Statement 131.

Response: The Company’s venture capital “business” is an investment strategy through which the Company has invested in early stage companies. The portfolio of companies is a collection of small cost method and equity method investments. The Company’s conclusion that these venture capital investments do not represent a separate operating segment as defined in paragraph 10-15 of SFAS 131 was due to the fact that the venture capital investments are simply deemed to be an investment vehicle for ModusLink Global Solutions, Inc. to invest a portion of its excess cash with a goal of realizing a higher rate of return than it realizes through its more traditional investment vehicles (commercial paper, government securities, etc.) Historically, these investments have primarily been minority stakes with no control provisions afforded. For those investments in the portfolio of companies, in which the Company’s voting interest is between 20% and 50%, the Company is considered to be able to exercise significant influence over the operating or financial decisions of the investee companies. Accordingly, the Company applies the equity method of accounting for the investment in these investee companies. For those investments in the portfolio of companies, in which the Company has less than 20% interest and which are not classified as available-for-sale are carried at the lower of cost or net realizable value unless it is determined that the Company exercises significant influence over the investee company, in which case the equity method of accounting is used. Our strategy contemplates that this will continue to be the investment profile in the future. Given the nature of these investments and our limited ownership interests, we have not historically consolidated the financial results of these investee companies. These investments have been accounted for under either the cost method or equity method of accounting, as applicable to each individual investment. In addition, the Chief Operating Decision Maker for the Company does not regularly review the financial results of @Ventures to make decisions about allocating resources.

The Company acknowledges that within Item1. Business Overview section of Part I of Form 10-K for the fiscal year ended July 31, 2008, the Company makes reference to ModusLink Global Solutions’ venture capital “business”. In future filings the Company will clarify the language regarding the @Ventures activities to reflect that this is an investment strategy for the Company.

Note 19. Income Taxes page 67

Comment 17. Please disclose the nature of the item entitled “permanent adjustments” included in the reconciliation of actual income tax expense attributed to compute “expected” income tax expense. In this regard a more descriptive caption may be appropriate. Please also explain in detail why such

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Page ModusLink 2009-0014

“permanent adjustments” occurred only in 2008. If amounts relate to adjustments upon examination by government agencies, indicate such in the disclosure. Refer to paragraph 47 of SFAS 109 and Rule 4-08(h)(2) of Regulation S-X.

Response: We agree that a more descriptive caption may be appropriate. We propose in future filings to break out the more significant adjustments to the reconciliation of actual income tax expense, in accordance with SFAS 109 and Rule 4-08(h)(2) of Regulation S-X. Below is a breakout of the “permanent adjustments” into more descriptive captions:

	Years Ended July 31,
	2008	2007	2006
	(in thousands)
Computed “expected” income tax expense	$8,297	$19,695	$11,361
Increase (decrease) in income tax benefit resulting from:
Reduction of estimated tax liabilities	—	—	(1,951)
Losses not benefited (utilized)	(7,843)	(16,007)	(11,882)
State income taxes, net of federal benefit	—	—	332
Foreign dividends	12,956	12,160	7,678
Foreign tax rate differential	(12,188)	(9,069)	(3,631)
AMT liability	—	—	460
Nondeductible goodwill impairment	4,900	—	—
Capital losses	700	—	—
Non-deductible compensation	528	—	—
Non-deductible expenses	1,278	—	—
Foreign withholding taxes	1,351	—	—
Other	446	356	1,413

Actual income tax expense (benefit)	$10,425	$7,135	$3,780

Certain items are reflected as adjustments to actual income tax expense during 2008 and not in prior periods. This predominately results from the fact that the charges recorded through the income statement only occurred during 2008 and therefore did not result in an adjustment to actual income tax expense in prior periods. In addition, to the extent individual adjustments to actual income tax expense are less than 5% of the “expected” income tax expense, the items are aggregated.

For explanatory purposes, we have described each of the adjustments in greater detail below:

•	Goodwill Impairment - $4.9 million

As discussed in footnote #2 to the Company’s annual financial statements, a goodwill impairment charge of $14.0 million was recorded during 2008. The Company does not have tax basis in this asset and as a result is not allowed to record a tax benefit for this charge.

•	Capital Losses - $0.7 million

The income statement reflects approximately $2.0 million of capital loss recorded by one of the Company’s foreign subsidiaries. Under local law, the Company does not have tax basis in this asset and is therefore not allowed to record a tax benefit for this expense. The Company did not incur a capital loss in these jurisdictions in prior years.

•	Non-deductible compensation - $0.5 million

Confidential Treatment Requested by ModusLink Global Solutions, Inc.

Page ModusLink 2009-0015

The Company recorded compensation expense of approximately $1.5 million that is not deductible for tax purposes. As a result, the Company does not receive tax benefit for this charge. The Company included this amount within the “other” category in prior periods since the amounts were less than 5% of the expected income tax expense.

•	Non-deductible expenses- $1.3 million

The Company recorded certain expenses that are not deductible for tax purposes including meals and entertainment expenses and other charges not deductible in certain foreign jurisdictions. As a result, the Company does not receive tax benefit on these charges. The Company included these amounts within the “other” category in prior periods since they were less than 5% of the expected income tax expense.

Comment 18. Please clarify the nature of the reductions to the liability for unrecognized tax benefits for fiscal 2008. If it represents settlements or lapse of statute of limitations reductions, indicate such in the disclosure. Refer to paragraphs 21a.(3) and (4) of FIN 48.

Response: We agree that additional breakout related to the reductions in unrecognized tax benefits is appropriate. We propose in future filings to provide a more detailed breakout of these items. Below is a more detailed breakout of the change in unrecognized tax benefits for the year ended July 31, 2008:

(in millions)
Balance as of August 1, 2007	$6.2
Additions for current year tax positions	0.6
Additions for prior year tax positions	2.1
Settlements paid to taxing authorities	(1.7)
Reductions for prior year tax positions	(1.0)

Balance as of July 31, 2008	$6.2

For explanatory purposes, the “reductions for prior year tax positions” in unrecognized tax benefits represents the reversal of reserves no longer required due to the confirmation of a tax holiday in one of the Company’s foreign jurisdictions. The Company had historically provided tax at the statutory tax rate in this jurisdiction. The Company had submitted an application for a tax holiday in that jurisdiction but did not receive approval until 2008. Upon receipt of approval by the local taxing authorities, the Company reversed the unrecognized tax benefit previously recorded. The Company will include such additional disclosures as warranted in future filings.

Exhibits

Comment 19. We note that you filed your Second Amended and Restated Loan and Security Agreement, dated October 31, 2005 and designated as Exhibit 10.50, as a material contract under Item 601(b)(10) of Regulation S-K. We further note that you did not provide all the attachments and/or exhibits to this agreement. With your next current or periodic report, please file complete copies of the agreement, including all exhibits, attachments and schedules to this agreement or advise why you are not required to file these documents.

Response: The Company confirms that it will, with its next current or periodic report, file a complete copy of the Second Amended and Restated Loan and Security Agreement, dated October 31, 2005, including all exhibits, attachments and schedules to such agreement.

Confidential Treatment Requested by ModusLink Global Solutions, Inc.

Page ModusLink 2009-0016

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

Performance-Based Annual Cash Bonus page 13

Comment 20. We note your disclosure relating to the key financial metric, operating income excluding net charges, which was utilized for purposes of determining whether compensation was earned under this program. Please also disclose the threshold that was required to be met for purposes of the regional operating income excluding net charges financial metric and the sales results financial metric to which at least two of your officer’s bonuses were tied.

Response: The Company confirms that in future filings it will disclose the financial metric thresholds that were required to be met to which any named executive officer’s bonuses are tied.

Benchmarking page 17

Comment 21. We note your disclosure that “our target total compensation rules at the market median (i.e., within 10% of the median) relative to the Custom Peer Group.” Please confirm to us that the market median is also the 50th percentile of the Custom Peer Group.

Response: The Company confirms that the market median is also the 50th percentile of the Custom Peer Group.

Outstanding Equity Awards at 2008 FISCAL Year End page 24

Comment 22. We note that you did not include under Options Awards the column entitled “Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options.” Please advise us why you omitted this disclosure or revise to include.

Response: The Company omitted the column entitled “Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options” from the Outstanding Equity Awards at 2008 Fiscal Year-End as there were no outstanding unexercised unearned options in the reporting period.

Potential Payments Upon Termination or Change-in-Control, page 25

Comment 23. We note that in your discussion you refer the reader for the definition of certain defined terms, such as “for Cause” or “for Good Reason,” to the corresponding executive severance agreement. Please revise to explain the terms within the body of your disclosure without referring the reader to another document.

Response: The Company confirms that in future filings of Schedule 14A or other documents requiring such disclosure it will explain defined terms within the body of the filing without referring the reader to another document.

Certain Relationships and Related Transactions page 32

Comment 24. We note that throughout your disclosure you reference our regulations. For example, you disclose that you define related-party transactions as “all transactions with related persons that are required to be reported under 404(a) of Regulation S-K.” Please revise your disclosures to explain your related-party review policy and whether you had any related party transactions in fiscal 2008 in terms that a reader can understand and without reference to our regulations.

Response: The Company confirms that in future filings of Schedule 14A it will explain its related-party review policy and whether it had any related party transaction during the indicated period in terms that a reader can understand without reference to the SEC’s regulations.

Confidential Treatment Requested by ModusLink Global Solutions, Inc.

Page ModusLink 2009-0017

If you have any questions with regard to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact Steven G. Crane, Chief Financial Officer at (781) 663-5001.

Very truly yours,

/S/ JOSEPH C. LAWLER
Joseph C. Lawler
Chairman, President and Chief Executive Officer

Distribution:

H. Christopher Owings

Tony Watson

James Allegretto

Scott Anderegg

Mara Ransom